NUVEEN SECURITIES, LLC
Notes to Statement of Financial Condition
December 31, 2017
(Confidential Treatment Requested)

(1) Organization

These financial statements reflect the accounts of Nuveen Securities, LLC (the "Company"). The Company is a subsidiary of Nuveen Investments, Inc. ("Parent"), which is a subsidiary of Nuveen Holdings, Inc., ("Nuveen Holdings"). Nuveen Holdings is an indirectly wholly owned subsidiary of Nuveen Finance, LLC, which is an indirect subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918.

The Company is a Securities and Exchange Commission ("SEC") registered broker/dealer under the Securities Exchange Act of 1934, as amended, and provides investment product distribution and related services for managed funds. In addition, the Company underwrites initial and secondary public offerings of closed-end funds and acts as placement agent for private offerings of other securities related thereto. In the ordinary course of business, the Company also serves as clearing agent with respect to municipal bonds bought and sold by an affiliated investment adviser on behalf of that adviser's separately managed accounts. The Company is a clearing broker and clears trades through both the Depository Trust & Clearing Corporation (the "DTCC"), as well as the DTCC's subsidiary, the National Securities Clearing Corporation (the "NSCC").

The Company is subject to the regulatory rules of the SEC, the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board.

(2) Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2018, the date the financial statements were available for issue.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash

The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

(2) Summary of Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal and Other Regulations

Cash Segregated in Compliance with Federal and Other Regulations of $1.0 million at December 31, 2017 represents cash segregated in a special reserve account for the benefit of customers under SEC Rule 15c3-3.

Securities Transactions

Securities transactions are reported on a settlement date basis, with related income and expenses reported on a trade date basis. Securities owned (trading accounts) are valued at market, with profit and loss accrued on unsettled transactions based on the trade date.

At December 31, 2017, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Deposits

Included on the Company's December 31, 2017 Statement of Financial Condition are various deposits with clearing corporations and transfer agents.

Advanced Commissions

Advanced commissions consist of commissions advanced by the Company on sales of certain mutual fund shares that are subject to contingent deferred sales charge. Such commissions are capitalized and amortized monthly into "distribution expense" on the Company's Statement of Income over the remaining contingent deferred sales charge term.

Income Taxes

The Company recognizes current income taxes for taxable income/loss reportable to taxing authorities, and deferred income taxes for the future amount of income taxes following the balance sheet approach, in all income tax jurisdictions. Under the balance sheet approach, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income.

The Company joins its ultimate parent, TIAA, in the filing of a consolidated federal income tax return. For the federal tax jurisdiction and for states where the Company files a separate income tax return, the Company's current and deferred income tax balances are prepared on a separate entity basis. For states where the Company joins affiliated group members in the filing of state consolidated/combined income tax returns, the Company's current and deferred income tax balances reflect the impact of group apportionment factors.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Valuation allowances may be established, when necessary, to reduce the deferred tax assets to amounts determined "more-likely-than-not" realizable. The Company assesses the realizability of deferred tax assets based upon sources of future taxable income available to the Company. The Company assesses the need for a liability related to uncertain tax positions following the two-step recognition and measurement approach. The Company classifies any tax penalties as "other operating expenses," and any interest as "interest expense." Refer to Note 5, "Income Taxes," for additional income tax disclosures.

(3) Fair Value Measurements

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data (for example, the reporting entity's own data). FASB ASC 820-10 requires that fair value measurements be separately disclosed by level within the fair value hierarchy in order to distinguish between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Specifically:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- Level 2 - inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable market data (market-corroborated inputs).

- Level 3 - inputs to the valuation methodology that are unobservable inputs for the asset or liability – that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk) developed based on the best information available in the circumstances.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

NUVEEN SECURITIES, LLC
Notes to Statement of Financial Condition
December 31, 2017
(Confidential Treatment Requested)

(3) Fair Value Measurements (continued)

The following table presents information about the Company's fair value measurements at December 31, 2017 (in 000s):

		Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	**December 31, 2017**			
Assets				
Securities owned	$ 473	-	-	473

The following table presents a rollforward for the twelve months ended December 31, 2017 of fair value measurements that use significant unobservable inputs (Level 3) (in 000s):

Assets

Beginning balance (as of January 1, 2017)	$390
Total gains or losses (realized/unrealized)	79
Included in earnings	79
Purchases	4
Sales	—
Transfers into Level 3	—
Transfers out of Level 3	—
Ending balance (as of December 31, 2017)	$473

Liabilities

Beginning balance (as of January 1, 2017)	$ 1,268
Total gains or losses (realized/unrealized)	(1,268)
Included in earnings	(1,268)
Purchases	—
Sales	—
Transfers into Level 3	—
Transfers out of Level 3	—
Ending balance (as of December 31, 2017)	—

(3) Fair Value Measurements (continued)

Securities Owned

"Securities owned" by the Company at December 31, 2017 represents a required investment in the DTCC and is considered to be a Level 3 investment, as there are no quoted market prices for DTCC stock; the fair value of the DTCC stock is based upon valuation information obtained directly from DTCC.

Methods for Determining Fair Value

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date. For the majority of financial instruments, standard market conventions and techniques are used to determine fair value.

Cash and cash equivalents, distribution fees and underwriting revenue receivable, receivables due from brokers and dealers, deposits with and receivables due from clearing organizations, and other assets and receivables are financial assets with carrying values that approximate fair value because they are generally short-term in nature. Investment valuation is described in preceding paragraphs. Due to affiliates, due to customers, and other payables are financial liabilities with carrying values that also approximate fair value because they are generally short-term in nature.

(4) Intangible Assets

On April 30, 2016, the Company acquired a unit investment trust ("UIT") platform (the "Acquisition"). A reconciliation of the purchase price (in 000s) for the Acquisition is as follows:

Cash paid at closing	$12,775
Estimated contingent consideration	2,630
Post-closing adjustments	(30)
Total	$15,375

During May 2017, the Company's Parent announced that it will no longer create and manage UITs. As a result, the Company accelerated the amortization on the remaining unamortized intangible asset related to the acquisition. The acceleration of the intangible asset corresponds to the projected revenue over the remaining useful life.

The following table presents a reconciliation of activity in intangible assets from January 1, 2017 to December 31, 2017, as presented on the Company's statement of financial condition (in 000s):

Balance at January 1, 2017	$13,325
Amortization of intangible asset:	
Intellectual property	(11,035)
Balance at December 31, 2017	$ 2,290

(4) Intangible Assets (continued)

The Company expects to fully amortize the remaining unamortized intangible asset of $2.3 million by December 31, 2018.

(5) Income Taxes

The Tax Cuts and Jobs Act (the "Act") was enacted on December 22, 2017. The Act changed existing United States tax law and includes numerous provisions that will affect businesses. The Act reduced the corporate tax rate from 35% to 21%, modifies and repeals certain business-related deductions, and substantially modifies the taxation of income earned by foreign affiliated entities. Most of the provisions, including the reduction in the corporate tax rate, are applicable to tax years beginning after December 31, 2017.

With respect to the Company, the Act's only significant impact was related to the reduction in the corporate tax rate. Compared to the former corporate tax rate, the net federal deferred tax assets, which will be realized / settled in future years, were reduced by $0.6 million.

The tax effect of significant items which give rise to deferred tax assets and liabilities recorded on the Company's statement of financial condition at December 31, 2017 are shown in the following table (in 000s):

Gross deferred tax assets:	
State net opperating loss carryforwards	$ 221
Intangible assets	2,213
Gross deferred tax assets	2,434
State valuation allowance	(162)
Deferred tax assets, net of valuation allowance	2,272
Gross deferred tax liabilities:	
Deferred commissions and offering costs	1,098
Gross deferred tax liabilities	1,098
Net deferred tax asset, net of valuation allowance	1,174

At December 31, 2017, the Company had a state net operating loss carry forward of $3.4 million, recognized as a deferred tax asset of $0.2 million on the Company's Statement of Financial Condition that will expire between 2018 and 2025. For financial reporting purposes, a valuation allowance of $0.2 million has been established against the deferred tax assets related to certain state tax loss carryforwards since management has determined based on all available evidence that it is more likely than not the deferred tax assets will not be realized. The Company increased this valuation allowance by ten thousand dollars during the year ended December 31, 2017.

(5) Income Taxes (continued)

The Company's income tax returns are subject to examination by federal, state, and local taxing authorities. The federal and certain state income tax returns for years after 2009 remain open to examination. During 2015, the Internal Revenue Service began an examination of the consolidated income tax filing of Nuveen Holdings, which includes the Company, for the year 2013. No adjustments have been proposed.

The Company has not recognized a liability for any unrecognized tax benefits as of December 31, 2017. In addition, the Company does not believe that it is reasonably possible that there will be a significant adjustment to the total amount of unrecognized tax benefits within the next twelve months.

No federal or state income taxes were paid directly by the Company during 2017. The Company recorded $8.9 million and $1.0 million for federal and state taxes, respectively, through "Due to affiliates" (Parent) for its share of the consolidated group's taxes.

(6) Commitments and Contingencies

The lease for the Company's headquarters is held in the name of Parent and is therefore not included as an obligation of the Company.

From time to time, the Company is named as a defendant in certain legal actions having arisen in the ordinary course of business. There is presently no litigation that we believe would have an adverse material effect on the Company's financial condition, results of operation or liquidity.

The Company is also subject to, from time to time, inquiries, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sale and trading activities, financial products or other offerings sponsored, underwritten or sold by the Company and accounting and operational matters, which may result in adverse judgements, settlements, fines, penalties, injunctions or other relief.

Indemnifications

In the normal course of its business, the Company may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amounts of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2017, the Company has not recorded any contingent liability in its financial statements for these indemnifications.

Additionally, the Company enters into agreements that contain a variety of representations and warranties and which may provide for indemnification against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown.

(7) Net Capital Requirement

The Company is subject to SEC Rule 15c3-1, the "Uniform Net Capital Rule," which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2017, the Company's net capital ratio was 1.71 to 1 and its net capital was approximately $17.3 million, which is $15.3 million in excess of the required net capital of $2.0 million.

(8) Related Party Transactions

The Company considers transactions to be related party when, at any time during the financial reporting period: (a) one party has direct or indirect control of the other party, (b) the parties are subject to common control from the same source, and/or (c) one party has significant influence over the financial reporting and operating policies of the other party, to an extent that the other party might be inhibited from pursuing its own separate interests. Related parties may include: (1) Parent and its related affiliate/subsidiary companies; (2) any investment fund controlled by or under common control with Parent and its related affiliate/subsidiary companies; (3) any officer, director or person performing an equivalent function, or any entity controlled by any of the foregoing persons including any spouse or lineal descendant (including by adoption as well as stepchildren) of the officers and directors; and (4) investors with significant influence, including their close families.

During the year ended December 31, 2017, the Company had the following related party transactions: (1) allocated expenses from the Parent; (2) a tax sharing arrangement, as referenced in Note 2, "Summary of Significant Accounting Policies," under the "Income Taxes" section; and (3) a service fee revenue arrangement for services provided to its affiliates.